Exhibit 2.2

Dated 30 July 2015

HELLERMANNTYTON GROUP PLC

-and-

DELPHI AUTOMOTIVE PLC

CO-OPERATION AGREEMENT

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street

Canary Wharf

London E14 5DS

TABLE OF CONTENTS

1.	Effectiveness and terms of the Acquisition	2

2.	Undertakings to fulfil the Regulatory Condition and obtain Clearances	2

3.	Implementation of the Acquisition	3

4.	Qualifications	5

5.	Information on HellermannTyton and Delphi and Responsibility for Information	5

6.	Obligations not implied	6

7.	Warranties	6

8.	Time of the Essence	6

9.	Termination	6

10.	Costs and expenses	7

11.	Remedies and Waivers	7

12.	Invalidity	8

13.	Notices	8

14.	General	9

15.	Governing Law	10

THIS DEED is made the 30th day of July 2015

BETWEEN:

(1)	HELLERMANNTYTON GROUP PLC, a public limited company registered in England and Wales with company number 07647435 and whose registered office is at Stoner House, London Road, Crawley, West Sussex, RH10 8LJ (“HellermannTyton”); and

(2)	DELPHI AUTOMOTIVE PLC, a public limited company registered in Jersey with company number 108188 and whose registered office is at Queensway House, Hillgrove Street, St Helier, Jersey, JE2 4SL (“Delphi”).

WHEREAS:

(A)	Delphi proposes to announce an intention to make a recommended offer for the entire issued and to be issued share capital of HellermannTyton on the terms of and subject to the conditions referred to in the Offer Announcement (as defined below). It is intended that the proposed acquisition will be effected by way of a Court-sanctioned scheme of arrangement of HellermannTyton under Part 26 of the Companies Act 2006.

(B)	The parties to this agreement have agreed to take certain steps to effect completion of the Acquisition (as defined below) and are entering into this agreement to record their respective obligations relating to such matters.

THIS DEED WITNESSES AS FOLLOWS:

1.	Effectiveness and terms of the Acquisition

1.1	The obligations of the parties under this Agreement, other than this sub-clause 1.1, clauses 7 (Warranties), 10 (Costs and Expenses), 11 (Remedies and Waivers), 12 (Invalidity), 13 (Notices), 14 (General) and 15 (Governing Law) shall be conditional on the release of the Offer Announcement via a Regulatory Information Service at or before 8.00 a.m. on 30 July 2015, or such other date and time as may be agreed between the parties in writing. This sub-clause 1.1, clauses 7 (Warranties), 10 (Costs and Expenses), 11 (Remedies and Waivers), 12 (Invalidity), 13 (Notices), 14 (General) and 15 (Governing Law) shall take effect on and from the date of this Agreement.

1.2	The terms of the Acquisition shall be as set out in the Offer Announcement (including the Conditions), together with such other terms as may be agreed by the parties in writing and, where required by the Code, approved by the Panel.

2.	Undertakings to fulfil the Regulatory Condition and obtain Clearances

2.1	During the Continuance Period, Delphi shall not effect or commit to effect any transaction which would be an alternative to, or inconsistent with, or would be reasonably likely to preclude, impede, or prejudice the fulfilment of the Regulatory Condition, the obtaining of any Clearance or the effectiveness of any actions taken to satisfy the Regulatory Condition or to obtain other Clearances.

2.2	Unless otherwise agreed by the parties, nothing contained in this Agreement shall require either party or its respective Affiliates to take, or cause to be taken, any action with respect to the divestiture of any assets, properties or businesses of HellermannTyton or any of its Affiliates, or Delphi or any of its Affiliates, or any combination thereof, that is not conditional on completion of the Acquisition.

2.3	HellermannTyton undertakes to provide such information and assistance to Delphi as Delphi may reasonably require for the purposes of satisfying the Regulatory Condition and obtaining other Clearances with a view to satisfying such Regulatory Condition prior to 31 December 2015.

2.4	Each party undertakes to keep the other party reasonably informed of any developments which are material or potentially material to the satisfaction of the Regulatory Condition and the obtaining of the other Clearances.

2.5	Each party undertakes to the other party, except to the extent that to do so is prohibited by any Relevant Authority or by Law (including, with respect to HellermannTyton, Rule 21.2 of the Code):

2.5.1	to provide as promptly as reasonably practicable, and in any event before any applicable deadline or due date, all such information as may reasonably be required by the other party to determine in which jurisdictions any merger control or similar filing with a Relevant Authority may be necessary or desirable and for inclusion in any submission to any Relevant Authority for the purpose of obtaining the Clearances and to provide all such other assistance as may reasonably be required in connection with obtaining the Clearances;

2.5.2	to provide, or procure the provision of, to the other party (or its Advisers) draft copies of all filings, notifications, submissions, responses and significant communications to be made to any Relevant Authority in relation to obtaining any Clearance, at such time as will allow the other party (and its Advisers) a reasonable opportunity to provide comments on such filings, notifications, submissions, responses and communications before they are submitted or sent;

2.5.3	to have regard in good faith to comments made by the other party (and its Advisers) on the filings, notifications, submissions, responses and communications provided pursuant to sub-clause 2.5.2;

2.5.4	to promptly notify the other party (and its Advisers) of and provide copies of all filings, notifications, submissions, responses and communications in the form submitted or sent to any Relevant Authority by or on behalf of the other party in relation to obtaining any Clearances;

2.5.5	to use all reasonable endeavours to procure that each party and its Advisers are able to attend all meetings, hearings or telephone calls with any Relevant Authority in connection with obtaining the Clearances and to make oral submissions during such meetings, hearings or telephone calls; and

2.5.6	to promptly notify the other party (and its Advisers) of and provide copies of any communications (or in the case of non-written communications, reasonable details of the contents of any such communication) from any Relevant Authority in relation to obtaining any Clearances.

3.	Implementation of the Acquisition

Delphi’s undertakings

3.1	During the Continuance Period, Delphi undertakes to HellermannTyton:

3.1.1	that it shall reasonably co-operate with HellermannTyton and its Advisers and take or cause to be taken all such legally permissible steps as are within its power and are necessary or reasonably requested by HellermannTyton to implement the Acquisition in accordance with, and subject to the terms and conditions (including the Conditions) of, the Offer Announcement, the Scheme Document or the Offer Document (as applicable); and

3.1.2	to keep HellermannTyton reasonably informed of the progress towards satisfaction (or otherwise) of any Condition and if it is, or becomes aware of any matter which it believes to be material in the context of the satisfaction of any of the Conditions, it shall give HellermannTyton written notice of such matter and, prior to Delphi exercising any right it may have under sub-clause 9.1.2, provide HellermannTyton with reasonable opportunity to remedy such matter (to the extent the matter is capable of being remedied).

3.2	Where the Acquisition is being implemented by way of the Scheme, Delphi undertakes that before the Sanction Hearing, it shall deliver a notice in writing to HellermannTyton either:

3.2.1	confirming the satisfaction or waiver of all Conditions (other than the Condition set forth in Section 1 of Part A of Appendix 1 to the Offer Announcement (Scheme Approval)); or

3.2.2	if applicable, confirming its intention to invoke a Condition,

and, if sub-clause 3.2.2 applies, it shall, promptly following the event or circumstance giving rise to the intention to invoke a Condition, provide to HellermannTyton in writing reasonable details of the event which has occurred, or circumstance which has arisen, which it considers as being sufficiently material for the Panel to permit Delphi to invoke any of the Conditions.

HellermannTyton employee incentive arrangements

3.3	The parties agree that:

LTIP

3.3.1	awards granted under the LTIP in 2013 will vest immediately upon the sanction of the Scheme by the Court subject to the satisfaction of the performance conditions attaching to such awards with such performance conditions expected to be satisfied in full and with no pro rata reduction to reflect the proportion of the normal vesting period that has elapsed as at the date of sanction of the Scheme by the Court. The determination of all applicable performance conditions shall be made by HellermannTyton’s Board prior to the sanction of the Scheme;

3.3.2	awards granted under the LTIP in 2014 and 2015 will vest immediately upon sanction of the Scheme by the Court subject to the satisfaction of the performance conditions attaching to such awards with such performance conditions expected to be satisfied in full and a pro rata reduction to reflect the proportion of the normal vesting period that has elapsed as at the date of sanction of the Scheme. The determination of all applicable performance conditions shall be made by HellermannTyton’s Board prior to the sanction of the Scheme;

3.3.3	the portion of each 2014 and 2015 LTIP award that does not vest on sanction of the Scheme by the Court will not lapse but will be exchanged following sanction for equivalent awards over shares in Delphi (such awards to have an equivalent value to the original awards but not to be subject to any performance conditions) in order to maintain an ongoing incentive, economic benefit and exposure for HellermannTyton employees. A worked example of the determination of new awards is set out in Annex 1 to this Agreement;

3.3.4

the new awards over Delphi shares will be subject to the rules of the LTIP (except where the rules of the LTIP conflict with this Agreement) and will vest in full on the earlier of the original vesting date subject to the participants remaining in employment at that time or the participant ceasing employment as a good leaver (which will include (where applicable, in addition to the circumstances set out at Rule 7.2 of the LTIP) cessation of employment by reason of redundancy, constructive dismissal, retirement with agreement of his/her employer (provided that such agreement shall not be unreasonably withheld), relocation to a new place of work which is more than 30 miles from his/her current place of work (unless the new place of work is less than 30 miles from the place of main residence) and any other reason which is mutually agreed between HellermannTyton and Delphi); and

Global Share Plan

3.3.5	shares held in trust on behalf of HellermannTyton employees under the Global Share Plan (including the UK Employee Share Incentive Plan) will, notwithstanding that any relevant holding period that applies to such shares has not expired, be subject to the Acquisition and will consequently be acquired by Delphi from the participants.

4.	Qualifications

Nothing in clause 2 or sub-clauses 3.1 to 3.2 (inclusive) shall require any party to provide or disclose to the other party or any of its Advisers, any information:

4.1.1	that is commercially or competitively sensitive or confidential or which constitutes a trade secret and, in each case, has not previously been disclosed to the other party;

4.1.2	in circumstances that would result in the loss or waiver of any privilege that subsists in relation to such information (including legal privilege); or

4.1.3	in circumstances that would result in that party being in breach of a material contractual obligation,

and any such information shall, to the extent practicable and deemed appropriate by the disclosing party, be provided or disclosed to the other party’s legal counsel (and, to the extent reasonably necessary, its other Advisers) on an “external advisers only” basis, with a non-confidential version of any relevant filing, notification, submission or communication being provided to the other party.

5.	Information on HellermannTyton and Delphi and responsibility for information

5.1	If the Acquisition is being implemented by means of the Scheme, Delphi undertakes:

5.1.1	to provide to HellermannTyton for the purposes of inclusion in the Scheme Document all such information about Delphi, other members of the Delphi Group and their respective Personnel as may reasonably be required by HellermannTyton (having regard to the Code and applicable regulations) for inclusion in the Scheme Document (including all information that would be required under the Code or applicable regulations); and

5.1.2	to procure that the Delphi Responsible Officers accept responsibility for all information in the Scheme Document relating to Delphi, other members of the Delphi Group and their respective Personnel.

5.2	If any supplemental circular or document is required to be published in connection with the Scheme or any variation or amendment to the Scheme, Delphi shall promptly provide such co-operation and information necessary to comply with Law and all regulatory provisions as HellermannTyton may reasonably request in order to finalise such document.

6.	Obligations not implied

Nothing in this Agreement shall:

(a)	impose any obligation on HellermannTyton or the HellermannTyton Directors to recommend an Offer or the Scheme proposed by Delphi or any member of its Group;

(b)	oblige Delphi to make or consent to the release of the Offer Announcement, make an Offer or propose the Scheme with respect to HellermannTyton; and

(c)	be taken to restrict the HellermannTyton Directors or the directors of any other member of HellermannTyton Group from complying with all relevant legislation, orders of court or regulations, including without limitation, the Code, the Listing Rules or the rules and regulations of any applicable regulatory body (including the Panel and the UK Listing Authority).

7.	Warranties

7.1	Each party warrants to the other party that:

7.1.1	it is a company duly organised and validly existing under the Laws of its country or state of incorporation;

7.1.2	it has the requisite power and authority to enter into and perform this Agreement;

7.1.3	this Agreement constitutes its binding obligations in accordance with the terms hereof;

7.1.4	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(a)	result in a breach of any provision of its constitutional documents;

(b)	result in a breach of or constitute a default or give rise to any right of termination under any material agreement, instrument or undertaking to which it is a party or by which it is bound;

(c)	result in a breach of any Law or regulation to which it is subject or any order, judgment or decree of any court or Government Authority to which it is a party or by which it is bound; or

(d)	require the consent or approval of its shareholders or of any other person (other than a consent referred to in this Agreement).

7.2	None of the warranties under this Agreement shall survive, and no party shall have any claim against the other party for breach of warranty after, the Effective Date save in respect of any rights with respect to any antecedent breach.

8.	Time of the Essence

Any time, date or period referred to in any provision of this Agreement may be extended (subject to the terms of this Agreement) by mutual agreement between HellermannTyton and Delphi but as regards any time, date or period originally fixed or any time, date or period so extended, time shall be of the essence.

9.	Termination

9.1	Subject to the requirements of the Code and the Panel, this Agreement may be terminated and, subject to sub-clause 9.4, all obligations of the parties hereunder shall cease forthwith as follows:

9.1.1	upon agreement in writing between Delphi and HellermannTyton at any time prior to the Effective Date;

9.1.2	upon service of written notice by Delphi to HellermannTyton stating that any Condition which has not been waived is (or becomes) incapable of satisfaction by the Long Stop Date and if Delphi notifies HellermannTyton that notwithstanding that it has the right to waive such Condition, it will not do so, or if any Condition which is incapable of waiver becomes incapable of satisfaction by the Long Stop Date, in each case in circumstances where the invocation of the relevant Condition (or confirmation that the Condition is incapable of satisfaction, as appropriate) is permitted by the Panel;

9.1.3	upon service of written notice by Delphi to HellermannTyton, following a Competing Proposal being announced (including an offer on a pre-conditional basis, whether pursuant to Rule 2.4 or Rule 2.7 of the Code), and such Competing Proposal being (i) recommended by the HellermannTyton Board or (ii) completed, or becoming effective, or being declared or becoming unconditional in all respects;

9.1.4	upon service of written notice by Delphi to HellermannTyton, following a HellermannTyton Adverse Recommendation Change;

9.1.5	upon service of written notice either by Delphi to HellermannTyton or by HellermannTyton to Delphi, if the Effective Date has not occurred by the Long Stop Date;

9.1.6	on the earlier to occur of the Effective Date and, upon service of written notice either by Delphi to HellermannTyton or by HellermannTyton to Delphi if the Acquisition lapses, terminates or is otherwise withdrawn prior to the Long Stop Date and with the permission of the Panel in accordance with the Code.

9.2	A party shall not be entitled to terminate this Agreement under sub-clause 9.1 (other than under sub-clauses 9.1.1, 9.1.3 and 9.1.5) to the extent that the relevant event giving rise to termination has occurred as a result of such party’s breach of this Agreement.

9.3	Subject to the provisions of this Agreement which are expressly provided to survive termination in sub-clause 9.4, and without prejudice to any liability of any party in respect of any antecedent breach hereof or to any accrued rights of any party hereto, upon termination of this Agreement pursuant to this clause 9, there shall be no liability under this Agreement on the part of HellermannTyton or Delphi as between each other.

9.4	Clauses 9, 10, 11, 12, 13 and 15 and sub-clauses 6(c), 14.1, 14.2, 14.3, 14.4,14.5, 14.6, 14.7 and 14.8 and Schedule 1 shall survive termination of this Agreement.

10.	Costs and expenses

Each party shall pay its own costs and expenses in relation to the negotiation and preparation of this Agreement and any other agreement incidental to the implementation of the Acquisition or referred to in this Agreement.

11.	Remedies and Waivers

11.1	No waiver of any right, power or remedy provided by Law or under this Agreement shall have effect unless given by notice in writing.

11.2	No relaxation, forbearance, indulgence, omission or delay (together “indulgence”) of any party in exercising any right, power or privilege hereunder shall be construed as a waiver thereof and shall not affect the ability of that party subsequently to exercise that right, power or privilege or to pursue any remedy, nor shall any indulgence constitute a waiver of any other right, power or privilege, nor will any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

11.3	The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by Law.

11.4	Without prejudice to any other rights and remedies which the other party may have, each party (each being, as applicable, for the purposes of this sub-clause the “undertaking party”) acknowledges and agrees that the other party may be materially harmed by a breach of any of the provisions of this Agreement and that damages alone may not be an adequate remedy for any such breach. Accordingly, the undertaking party acknowledges that the other party shall be entitled to the remedies of injunction, specific performance and other equitable relief (and the undertaking party agrees that it shall not contest the appropriateness or availability thereof), for any threatened or actual breach of any provision of this Agreement and no proof of special damages shall be necessary for the enforcement by the other party of its rights under this Agreement.

12.	Invalidity

Each of the provisions of this Agreement are severable. If any provision of this Agreement shall be held to be illegal, void, invalid or unenforceable under the Laws of any jurisdiction, the legality, validity and enforceability of the remainder of this Agreement in that jurisdiction shall not be affected, and the legality, validity and enforceability of the whole of this Agreement in any other jurisdiction shall not be affected. If any provision of this Agreement shall be held to be illegal, void, invalid or unenforceable under the Laws of any jurisdiction but would be valid, binding and enforceable if some part of the provision were deleted or amended, then the provision shall apply with the minimum modifications necessary to make it valid, binding and enforceable in that instance under the Law of that jurisdiction without affecting the validity or enforceability of the remaining provisions of the Agreement under the Laws of that jurisdiction or of that provision under the Laws of any other jurisdiction.

13.	Notices

13.1	Notices under this Agreement shall be given in writing and in English by personal delivery or recorded delivery mail, by read-receipted or acknowledged email or by facsimile transmission, with a confirmation copy despatched by personal delivery or recorded delivery mail, and shall be effective when received. Notices shall be given as follows:

13.1.1	if to HellermannTyton:

FAO:	Hayley Whitehead, Company Secretary & Group Legal Counsel
Address:	Griffin House, 135 High Street, Crawley, West Sussex, RH10 1DQ
Fax:	44.(0).293.531715
Email:	Hayley.whitehead@hellermanntyton.co.uk

Copied to:
FAO:	James Healy and Linda Davies, Skadden, Arps, Slate, Meagher & Flom (UK) LLP
Address:	40 Bank Street, London E14 5DS
Fax:	44.20.7072.7042 and 44.20.7072.7059
Email:	james.healy@skadden.com and linda.davies@skadden.com

13.1.2	if to Delphi:

FAO:	David Sherbin, Senior Vice President and General Counsel
Address:	5725 Delphi Drive
Troy, MI, 48098
USA
Fax:	1.248.813.2491
Email:	david.sherbin@delphi.com

Copied to:
FAO:	Nick Rumsby and Matthew Bland, Linklaters LLP
Address:	1 Silk Street, London EC2Y 8HQ
Fax:	44.20.7456.2222
Email:	nick.rumsby@linklaters.com and matthew.bland@linklaters.com

or to such other address, email address or facsimile number (as applicable) as may from time to time be notified in writing by the recipient to each other party as being the recipient’s address, email address or facsimile number (as applicable) for service.

13.2	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

13.2.1	if personally delivered, be deemed to have been received at the time of delivery;

13.2.2	if posted to an inland address in the United Kingdom, be deemed to have been received on the second Business Day after the date of posting and if posted to an overseas address, be deemed to have been received on the fifth Business Day after the date of posting;

13.2.3	if sent by facsimile transmission, be deemed to have been received upon receipt by the sender of a facsimile transmission report (or other appropriate evidence) that the facsimile has been transmitted to the addressee; or

13.2.4	if sent by email, at the time of sending, provided that the sender receives a read receipt message or an acknowledgement from the recipient indicating that the email has been delivered to the recipient, provided that where, in the case of delivery by hand or facsimile transmission, delivery or transmission occurs after 5.00 pm on a Business Day or on a day which is not a Business Day, receipt shall be deemed to occur at 9.00 a.m. on the next following Business Day.

14.	General

14.1	Entire Agreement:

14.1.1	This Agreement and the Confidentiality Agreements constitute the whole agreement and understanding between the parties relating to the subject matter of this Agreement. This Agreement supersedes any previous agreement, understandings or arrangements (whether express, implied, oral or written (whether or not in draft form)) between the parties in relation to the subject matter of this Agreement (other than the Confidentiality Agreements), which shall cease to have any further force or effect.

14.1.2	Each party acknowledges that in entering into this Agreement it is not relying upon any pre-contractual statement that is not set out in this Agreement or the Confidentiality Agreements. Each of the parties waives all rights and remedies which, but for this sub-clause 14.1, might otherwise be available to it in respect of any such pre-contractual statement.

14.1.3	No party shall have any right of action against any other party to this Agreement (or any of their respective Representatives or Advisers) arising out of or in connection with any pre-contractual statement that is not set out in this Agreement or the Confidentiality Agreements.

14.1.4	For the purposes of this sub-clause 14.1, “pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time prior to the date of this Agreement.

14.1.5	Nothing in this sub-clause 14.1 shall limit any liability in respect of any fraudulent misrepresentation or misstatement.

14.2	Each of the parties shall, and shall use all reasonable endeavours to procure that any other person shall, do and execute and perform all such further deeds, documents, assurances, acts and things as may reasonably be required to give effect to such party’s obligations under this Agreement.

14.3	Nothing in this Agreement and no action taken by the parties under this Agreement shall constitute a partnership, association, joint venture or other co-operative entity between any of the parties.

14.4	Except for the provisions of sub-clause 3.3 which shall be enforceable by participants to the HellermannTyton Share Plans, the parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

14.5	Notwithstanding the provisions of sub-clause 14.4 or any benefits conferred by this Agreement on any third party by virtue of the Contracts (Rights of Third Parties) Act 1999, this Agreement may be amended or varied in any way and at any time by the parties in writing without the consent of any third party.

14.6	No amendment, variation, change or addition to this Agreement shall be effective or binding on either party unless reduced to writing and executed by or on behalf of each of the parties. If the Agreement is varied, this variation shall not constitute a general waiver of any of the provisions of this Agreement and the rights and obligations of the parties under this Agreement shall remain in force, except as, and only to the extent that, they are varied.

14.7	This Agreement is personal to the parties and no party shall assign, transfer, charge or create a trust over all or any part of the benefit of, or its rights or benefits under, this Agreement without the prior written consent of each of the other parties.

14.8	This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

14.9	Each party shall execute or, so far as it is able, procure that as necessary its Representatives shall execute all such documents and/or do and/or refrain from doing or, so far as each is able, procure as necessary that its Representatives shall do and/or refrain from doing such acts and things as any other party shall reasonably require to give effect to this Agreement.

15.	Governing Law

15.1	This Agreement (together with all documents to be entered into pursuant to it which are not expressed to be governed by another Law) and any claim, dispute or difference (including non-contractual claims, disputes or differences) arising out of or in connection with it or its subject matter shall be governed by, construed and take effect in accordance with English Law.

15.2	The courts of England shall have exclusive jurisdiction in relation to any claim, legal action, proceedings, dispute or matter of difference which may arise out of or in connection with this Agreement (including, without limitation, non-contractual disputes or claims and claims for set-off or counterclaim) or the legal relationships established by this Agreement (“Proceedings”), and each of the parties irrevocably submits to such jurisdiction and waives any objection to any Proceedings in such courts or on the grounds of venue or on the grounds that such Proceedings have been brought in an inappropriate forum.

SCHEDULE 1

DEFINITIONS AND INTERPRETATION

In this Agreement, its recitals and schedules, unless the context requires otherwise, each of the following expressions shall have the meaning set opposite it:

“Acquisition”	means the proposed acquisition by Delphi of the entire issued and to be issued share capital of HellermannTyton not owned by Delphi or an Affiliate of Delphi, to be implemented by means of the Scheme or, should Delphi so elect and with the consent of the Panel, by means of the Offer;

“Act”	means the Companies Act 2006, as amended;

“Advisers”	in relation to Delphi means Linklaters LLP and Barclays and in relation to HellermannTyton means Skadden Arps Slate Meagher & Flom (UK) LLP, Goldman Sachs International and J.P. Morgan Cazenove, including (unless the context requires otherwise) partners in and directors and employees of such advisers;

“Affiliate”	in relation to a party, means any person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the party, and for these purposes a party shall be deemed to control a person if such party possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the person, whether through the ownership of over fifty (50) per cent of the voting securities or the right to appoint over fifty (50) per cent of the relevant Board by contract or otherwise;

“Agreed Form”	in relation to any document, means such document in the terms agreed between the parties as at the date of this Agreement, subject to any further changes as the parties may agree, initialed by or on behalf of both HellermannTyton and Delphi for identification purposes;

“Agreement”	means this agreement executed and delivered as a deed, as amended, amended and restated or supplemented from time to time in accordance with its terms including the Schedules hereto;

“Approach”	means an approach, offer, enquiry, proposal or similar action;

“Board”	means the board of directors of any relevant person;

“Business Day”	means a day (other than Saturday, Sunday or a public holiday), on which banks in the City of London are open for business generally;

“Clearances”	means all consents, approvals, clearances, permissions, waivers and/or filings that are necessary in order to satisfy the Regulatory Condition, the other Conditions and all consents, approvals, clearances, permissions, waivers and/or filings that are necessary and all waiting periods that may need to have expired, from or under the Laws or practices applied by any Relevant Authority in connection with the implementation of the Acquisition, and any reference to Clearances having been “satisfied” shall be construed as meaning that the foregoing have been obtained or, where appropriate, made or expired in accordance with the relevant Condition;

“Code”	means the City Code on Takeovers and Mergers;

“Competing Asset Proposal”	means an Approach (whether or not conditional) made by or on behalf of a third party which is not acting in concert with Delphi in relation to a transaction that constitutes a disposal of a significant proportion or value (being fifty (50) per cent or more) of the undertaking, assets or business of the HellermannTyton Group taken as a whole, whether implemented in a single transaction or a series of transactions;

“Competing Offer Proposal”

means an Approach (whether or not conditional) made by or on behalf of a third party which is not acting in concert with Delphi in relation to:

(a)    an offer, scheme of arrangement, merger, acquisition or business combination involving HellermannTyton or any member of HellermannTyton Group, the purpose of which is to acquire all or a substantial proportion (being fifty (50) per cent or more when aggregated with shares already held by the relevant third party and anybody acting in concert with that third party) of the issued or to be issued share capital of HellermannTyton; or

(b)    a demerger or any material reorganisation, division or split of the HellermannTyton Group, in each case, to the extent that such action is subject to the consent of HellermannTyton Shareholders pursuant to Rule 21 of the Code;

in each case, whether implemented in a single transaction or a series of transactions;

“Competing Proposal”	means a Competing Asset Proposal or a Competing Offer Proposal;

“Conditions”	means the conditions to implementation of the Acquisition set out in Appendix 1 to the Offer Announcement, with such consequential amendments as may be reasonably necessary as a result of any election by Delphi to implement the Acquisition by way of the Offer;

“Confidentiality Agreements”	means the confidentiality agreements entered into between Delphi and HellermannTyton on 14 July 2015 and 21 July 2015;

“Continuance Period”	means the period between the date of the Offer Announcement and the earliest to occur of: (i) the Effective Date and (ii) the date of termination of this Agreement in accordance with clause 9;

“Court”	means the High Court of Justice in England and Wales;

“Court Meeting”	means the meeting or meetings of Scheme Shareholders as may be convened pursuant to an order of the Court under section 896 of the Act for the purposes of considering and, if thought fit, approving the Scheme (with or without any amendment approved or imposed by the Court and agreed to by HellermannTyton and Delphi) including any adjournment, postponement or reconvention of any such meeting, notice of which shall be contained in the Scheme Document;

“Delphi Group”	means Delphi and its subsidiaries and subsidiary undertakings;

“Delphi Responsible Officers”	means all of the Directors of Delphi, or such persons as may be agreed with the Panel as being required to accept responsibility for all information in the Scheme Document relating to Delphi;

“Effective Date”

means the date upon which:

(a)    the Scheme becomes effective in accordance with its terms; or

(b)    if Delphi elects to implement the Acquisition by way of the Offer, the Offer becomes or is declared unconditional in all respects;

“FCA”	means the Financial Conduct Authority;

“FCA Handbook”	means the FCA’s Handbook of rules and guidance as amended from time to time;

“FSMA”	the Financial Services and Markets Act 2000;

“General Meeting”	means the meeting of shareholders of HellermannTyton to be convened for the purpose of considering, and if thought fit, approving the shareholder resolutions necessary to enable HellermannTyton to implement the Scheme, including a resolution amending the articles of association of HellermannTyton;

“Global Share Plan”	means the HellermannTyton Group PLC Global Share Plan;

“Government Authority”	means any nation or government or any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal;

“Group”	in relation to any person, means its subsidiaries, subsidiary undertakings and holding companies and the subsidiaries and subsidiary undertakings of any such holding company;

“HellermannTyton Adverse Recommendation Change”	means any failure to include the HellermannTyton Recommendation in the Scheme Document, or any withdrawal or modification without Delphi’s consent of the HellermannTyton Board Recommendation or any failure to reaffirm or re-issue the HellermannTyton Board Recommendation within five (5) Business Days of Delphi’s request to do so, it being understood that any holding statement(s) (including the issuance of a public communication that is similar in nature to a “stop, look and listen” communication or similar disclosure or communication) issued by the HellermannTyton Board to HellermannTyton Shareholders following a change of circumstances shall not constitute a HellermannTyton Adverse Recommendation Change;

“HellermannTyton Directors”	means the directors of HellermannTyton from time to time;

“HellermannTyton Group”	means HellermannTyton and its subsidiaries and subsidiary undertakings;

“HellermannTyton Recommendation”	means the unanimous and unconditional recommendation by the HellermannTyton Directors to (i) Scheme Shareholders to vote in favour of the Scheme and the Scheme Resolutions (including any resolutions required to approve and implement the Acquisition) when presented to such holders or (ii) HellermannTyton Shareholders to accept the Offer if Delphi elects to proceed with the Offer;

“HellermannTyton Share Plans”	means the LTIP, the Global Share Plan and the UK Employee Share Incentive Plan;

“HellermannTyton Shareholders”	means holders of HellermannTyton Shares;

“HellermannTyton Shares”	means ordinary shares with a nominal value of €0.01 each in the capital of HellermannTyton;

“Law”	means any applicable statutes, common laws, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law or bylaws, in each case, of a Government Authority;

“Listing Rules”	means the rules and regulations made by the UK Listing Authority under the FSMA, and contained in the UK Listing Authority’s publication of the same name;

“Long Stop Date”	means 30 June 2016 or such later date as Delphi and HellermannTyton may agree, with the Panel’s consent and as the Court may approve (if such approval is required);

“LTIP”	means the HellermannTyton Group PLC Long Term Incentive Plan;

“Offer”	should Delphi elect to effect the Acquisition by way of a takeover offer (as that term is defined in section 974 of the Act), means the offer to be made by Delphi (or an Affiliate of Delphi), for all of HellermannTyton Shares (not already owned by Delphi or any associate (as that term is defined in Section 988 of the Act) of Delphi) on the terms and subject to the conditions to be set out in the related Offer Document and form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof;

“Offer Announcement”	means the joint press announcement of a firm intention to proceed with the Acquisition in accordance with Rule 2.7 of the Code in the Agreed Form;

“Offer Document”	means the document which would be despatched to (amongst others) holders of HellermannTyton Shares pursuant to which the Offer would be made if Delphi elects to implement the Acquisition by means of an Offer;

“Panel”	means the Panel on Takeovers and Mergers;

“Personnel”	in relation to any person, means its Board, members of their immediate families, related trusts and persons acting in concert with them, as such expressions are construed in accordance with the Code;

“Proceedings”	has the meaning set out in sub-clause 15.2;

“Regulatory Condition”	means the conditions to the Scheme (or the Offer, as the case may be) which are set out in sub-sections 2(a) to 2(h) (inclusive) of Part A of Appendix 1 to the Offer Announcement;

“Regulatory Information Service”	means a regulatory information service as defined in the FCA Handbook;

“Relevant Authority”	means any government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, person, court, trade or regulatory agency, association or institution or any competition, antitrust or supervisory body, in each case in any jurisdiction;

“Representatives”	means in relation to each party, the directors, employees, agents, consultants of, and any individuals seconded to work for, such party (including persons who, at the relevant time, occupied such position);

“Sanction Hearing”	means the Court hearing at which HellermannTyton will seek an order sanctioning the Scheme, pursuant to Section 899 of the Act including any adjournment thereof;

“Scheme”	means the scheme of arrangement proposed to be made under Sections 895 to 899 of the Act between HellermannTyton and the Scheme Shareholders to be contained in the Scheme Document, the principal terms of which are set out in the Offer Announcement, with or subject to any modification, amendment, revision, addition or condition approved or imposed by the Court and agreed to by HellermannTyton and Delphi;

“Scheme Document”	means the document to be dispatched to Scheme Shareholders setting out the terms and conditions of the Scheme including the particulars required by Section 897 of the Act;

“Scheme Meetings”	means the Court Meeting and the General Meeting;

“Scheme Resolutions”	means the resolutions to be proposed at the Scheme Meetings as set out in the notices of those meetings;

“Scheme Shareholders”	means holders of Scheme Shares;

“Scheme Shares”	means HellermannTyton Shares in issue on the date of the Scheme Document together with any further HellermannTyton Shares (if any) issued after the date of dispatch of the Scheme Document and prior to the Voting Record Time, other than any HellermannTyton Shares held by Delphi or any Affiliate of Delphi;

“UK Employee Share Incentive Plan”	means the HellermannTyton Group PLC UK Employee Share Incentive Plan;

“UK Listing Authority”	means the FCA acting in its capacity as the competent authority for the purposes of Part VI of the FSMA;

“Voting Record Time”	means 6.00 p.m. (London time) on the day prior to the day immediately before the date of the Court Meeting or any adjournment, postponement or reconvention thereof; and

“£” or “pounds” or “pence”	means the lawful currency of the United Kingdom.

15.3	In this Agreement:

15.3.1	the recitals, schedules and annexures form an integral part of this Agreement;

15.3.2	the headings are for convenience only and shall not affect its interpretation;

15.3.3	expressions used in this Agreement shall have the same meanings as in the Act (excluding its Schedules), unless the context requires otherwise or they are otherwise defined in this Agreement;

15.3.4	a reference to the provisions of law includes a reference to any provision which from time to time amends, extends, consolidates or replaces that provision and any subordinate legislation made under any such provisions;

15.3.5	words denoting the singular number shall include the plural, the masculine gender shall include the feminine gender and neuter, and vice versa;

15.3.6	references to sub-clauses, clauses and Schedules are, unless otherwise stated, to sub-clauses, clauses of and Schedules to this Agreement;

15.3.7	reference to “acting in concert”, “all reasonable efforts” and “offer” shall be construed in accordance with the Code;

15.3.8	references to a “party” means a party to this Agreement and “parties” means all parties in this Agreement;

15.3.9	a “subsidiary undertaking” is to be construed in accordance with Section 1162 of the Act and a “subsidiary” or “holding company” is to be construed in accordance with Section 1159 of the Act;

15.3.10	references to persons shall include individuals, corporations (wherever incorporated), unincorporated associations (including partnerships), trusts, any form of governmental body, agency or authority, and any other organisation of any nature (in each case, whether or not having separate legal personality); and

15.3.11	a reference to any English legal term for any action, remedy, method or form of judicial proceeding, legal document, court or any other legal concept or matter will be deemed to include a reference to the corresponding or most similar legal term in any jurisdiction other than England, to the extent that such jurisdiction is relevant to the transactions contemplated by this Agreement or the terms of this Agreement.

15.4	In construing this Agreement, the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced or followed by the word “other” or “including” or “in particular” shall not be given a restrictive meaning because they are followed or preceded (as the case may be) by particular examples intended to fall within the meaning of the general words.

DULY EXECUTED AND DELIVERED as a DEED on the date and year first above written:

SIGNED as a DEED and DELIVERED by

DELPHI AUTOMOTIVE PLC

a company incorporated in Jersey,

acting by person who, in accordance with the laws of that

territory, is acting under the authority of that company

/s/ David Sherbin
Name: David M. Sherbin
Title: Senior Vice President and General Counsel

in the presence of:

/s/ Linda Hermance
Name of Witness: Linda Hermance
Address: 5725 Delphi Dr., Troy, MI, 48098
Occupation: Administrative Assistance

SIGNED as a DEED and DELIVERED by

HELLERMANNTYTON GROUP PLC

acting by:

/s/ Stephen Salmon
Name: Stephen Salmon
Title: CEO

in the presence of:

/s/ Hayley Whitehead
Name of Witness: Hayley Whitehead
Address: 105 Addison Road, Hove, BN3 1TS
Occupation: Solicitor

ANNEX 1

EXAMPLE FOR DETERMINATION OF NEW AWARDS

New awards shall be determined in accordance with the following example:

An LTIP award is granted on 1 June 2014 over 1,000 HellermannTyton Shares as a nil cost option (the original award).

The Effective Date is on 1 December 2015. Hence 18 months of the original 3 year vesting period will have elapsed as at the Effective Date. On the basis that the performance conditions relating to the original award are on course to be met in full, half of the total number of HellermannTyton shares subject to the original award will vest under the principle of time-proration. Hence, the holder of the original award will be able to exercise it in respect of 500 HellermannTyton shares which will sold under the terms of Offer at the Offer price (480p per HellermannTyton share).

The balance of the original award will be exchanged for an equivalent award over Delphi shares which shall be determined as follows:

•	Aggregate exercise price of the original award and the new (i.e. replacement) award must be the same, i.e. nil; and

•	Aggregate market value of HellermannTyton shares subject to the original award at the time of grant of the new award must be equal to the initial market value of the Delphi shares subject to the new award. In this example the aggregate market value of the HellermannTyton shares subject to the original award will be £2,400 (500 HellermannTyton shares x 480p). Hence, the aggregate (initial) market value of the Delphi shares subject to the new award must also be £2,400. The value of Delphi shares for these purposes will be determined by taking Delphi’s average closing share price for the three business days up to and including the Effective Date and converting it to pounds sterling using the £:$ spot rate on the day before the Scheme becomes effective. Therefore if the relevant average share price for Delphi was $77 per share and the relevant exchange rate £1:$1.55, the new award would relate to 49 Delphi shares (rounded up to the nearest whole Delphi share). 49 Delphi shares would have an initial value of 49 x $77/$1.55 = £2,434 (the additional £34 resulting from the rounding up to the nearest whole share).